Saints Advisors, LLC Report
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 053586

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saints Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Union Street

(No. and Street)

San Francisco	CA	94123
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irina Kogan _____ (415) 773-2080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, <u>Kenneth B. Sawyer</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Saints Advisors, LLC</u>, as of <u>December 31</u>, <u>2015</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of <u>California</u>
County of <u>San Francisco</u>
Subscribed and sworn to (or affirmed) before me on this
<u>12</u> day of <u>February</u>, <u>2016</u> by
<u>Kenneth Sawyer</u> proved to me on the basis
of satisfactory evidences to be the person who appeared
before me.



Notary Public



Signature

<u>CEO</u>
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco



LEANDRA RAE SIVESS
Commission # 2110761
Notary Public - California
San Francisco County
My Comm. Expires May 9, 2019

Subscribed and sworn to (or affirmed) before me

on this __12__ day of __February__, 20_16_,
　　　　　　　Date　　　　　*Month*　　　　*Year*
by

(1)___Kenneth Sawyer_____

(and (2)_____n/a_____),
　　　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public

Seal
Place Notary Seal Above

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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____   Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)　Item #5910



Report of Independent Registered Public Accounting Firm

Board of Directors
Saints Advisors, LLC

We have audited the accompanying statement of financial condition of Saints Advisors, LLC as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Saints Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saints Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Saints Advisors, LLC's financial statements. The supplemental information is the responsibility of Saints Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associate, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
January 14, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Saints Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	17,124
Auto and equipment, net		8,081
Prepaid expense		1,284
Total assets	$	26,489

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	285
Total liabilities		285

Member's equity

Member's equity		26,204
Total member's equity		26,204
Total liabilities and member's equity	$	26,489

The accompanying notes are an integral part of these financial statements

Saints Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Interest income	$	14
Total revenues		14
Expenses		
Depreciation		32,323
Insurance		5,996
Professional fees		10,649
Other		4,407
Total expenses		53,375
Net loss before income tax provision		(53,361)
Income tax provision		800
Net loss	$	(54,161)

The accompanying notes are an integral part of these financial statements.


Saints Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015


	Member's Equity
Balance at December 31, 2014	$ 80,365
Net loss	(54,161)
Balance at December 31, 2015	$ 26,204

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:

Net loss		$ (54,161)
Adjustments to reconcile net loss to net		
Cash provided by (used in) operating activities:		
Depreciation expense	32,323	
(Increase) decrease in assets:		
Prepaid expense	968	
Increase (decrease) in liabilities:		
Accounts Payable (decrease)	12	
Total adjustments		33,303
Net cash provided by (used in) operating activities		(20,858)
Net cash provided by (used in) in investing activities		-
Net increase (decrease) in cash		(20,858)
Cash at beginning of year		37,982
Cash at end of year		$ 17,124

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors, LLC (the "Company") was organized in the State of California on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Auto and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

For the year ended December 31, 2015, the Company conducted minimal securities business and was only able to maintain operations via additional paid-in capital from its members. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the members will continue to capitalize the Company to fund its continuing operations.

Note 2:   AUTO AND EQUIPMENT, NET

Auto and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobiles	$ 159,373	3 Years
Computers	22,500	5 Years
Total cost of auto and equipment	181,873	
Less: accumulated depreciation	(173,792)	
Auto and equipment, net	$ 8,081	

Depreciation expense for the year ended December 31, 2015 was $32,323.

Note 3: INCOME TAXES

As described in Note 1, the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However the Company is subject to an annual tax of $800 and an LLC fee based on total income from all sources derived from or attributable to the state of California.

Franchise tax (2015)	$ 800
Total income tax provision	$ 800

Note 3:   INCOME TAXES
(Continued)

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Note 4:   RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the company in accordance with an expense sharing agreement. These expenses are included in the statement of operations. For the year ended December 31, 2015, the Company paid $1,138 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5:   COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its

Note 6:   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $16,839 which was $11,839 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($285) to net capital was 0.0169 to 1, which is less than the 15 to 1 maximum allowed.

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital

Total equity	$	26,204	
Total member's equity			$ 26,204
Less: Non-allowable assets			
Auto and equipment, net		(8,081)	
Prepaid expense		(1,284)	
Total non-allowable assets			(9,365)
Net capital before adjustments			16,839
Total adjustments & undue concentration			-
Net capital			16,839

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	19	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 11,839

Ratio of aggregate indebtedness to net capital	0.0169:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report

Saints Advisors, LLC
Schedule II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for Brokers and
Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Saints Advisors, LLC Report on
Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the year ended December 31, 2015



Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Saints Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Saints Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Saints Advisors, LLC stated that Saints Advisors, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Saints Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
January 14, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SAINTS™

2020 Union Street
San Francisco, CA 94123

(415) 773-2080 tel
(415) 835-5970 fax

www.saintscapital.com

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

Saints Advisors, LLC

By:



    Kenneth B. Sawyer, CEO

(Name and Title)

    January 14, 2016

(Date)